EXHIBIT 99.5

ASX:ALD | TSX:ALG | AIM:AGLD	10 March 2010

Media Release

ALLIED GOLD RESOURCES HIT 7.8 MILLION OZ

Allied Gold Total Inventory 7.8 Moz at Simberi (PNG) and Gold Ridge (Solomon Islands)

Simberi , PNG
•	Measured, Indicated and Inferred Resources of 156.6 Mt at 1.13 g/t for 5.69 Moz of gold
•	170% increase in Measured and Indicated Resources

Gold Ridge, Solomon Islands
•	37.8 Mt at 1.74 g/t for 2.11 Moz of gold

Executive Chairman, Mark Caruso, stated, “The Allied Gold objective for calendar 2010 is to have in excess of 3.0 Moz reserves and 10 Moz resource”.

“Over the past two years, Allied Gold has discovered an additional 2.689Moz of Measured Indicated Resources at Simberi. This recent Pigibo-Pigiput resource upgrade has resulted in an increase of Measured and Indicated Resources by some 1.3 Moz.  In addition, the total Measured, Indicated and Inferred Resource base has increased by 979,000 oz (refer to resource upgrade release 09.03.10).”

“This is testament to the enormous upside of the geological address that we operate in.  Hence, the position and rationale for the company’s buyback of Tabar and Tatau Islands from Barrick (see press release dated 26.02.10) was based on regaining control of 100% of the highly prospective 270km² exploration tenure in the Tabar Islands.  We also have 130km² of largely unexplored ground at Gold Ridge in the Solomon Islands which has not been actively drilled since 1996, other than some limited drilling at the mine site.  We will be recommencing a drilling programme there in the first half of 2010.”

“We were intending to release a reserve upgrade by end of March 2010 but based on the recent results and due to the fact that the mineralization remains open towards the North East of Pigiput and to the South East of Sorowar, additional drilling is required.  We now expect to release an updated Reserve Statement by the end of the June 2010 which will further demonstrate the quality and enhance the size of our sulphide and oxide resource base.”

“The group’s combined Measured, Indicated and Inferred Resources between Simberi in Papua New Guinea and Gold Ridge in the Solomon Islands now total 7.8 Moz with 2 Moz in mineable reserves.  The production profile of the company is fully funded and is now set at circa 200,000oz pa of gold by first quarter 2011 for the next 10 years even if we never discover another ounce of gold.  We are committed to realising the exploration potential of our assets in the South Pacific while maintaining a core focus on optimising and growing our sulphide production profile.”

“We are an internationally listed gold company and remain globally and regionally attractive to investors given our relevance and critical mass in terms of production and exploration upside.   Our historical success in developing projects and exploration in the region makes us a compelling investment.”

For more details, please contact:
Mr Mark Caruso	Executive Chairman	08 9356 2776
Mr Frank Terranova	Chief Financial Officer	07 3252 5911
Mr Simon Jemison	Collins Street Media	03 9224 5319